Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 31, 2007

Nikko Cordial Corporation

To Whom It May Concern

October 31, 2007

Nikko Cordial Corporation

Announcement on matters concerning Nikko Cordial Corporation and its subsidiaries (Preliminary)

Nikko Cordial Corporation (the “Company”) today announces the following information with respect to the Company’s activities related to becoming a wholly owned subsidiary of Citigroup Japan Holdings Limited (“CJH”).

1. Alliance with Citigroup

Pursuant to the comprehensive strategic alliance agreement concluded with Citigroup Inc. (“Citigroup”) on March 6, 2007, the Company has been considering and promoting business alliance and integration in various business fields in order to further strengthen the Company’s business foundation.

The Company and Citigroup have established a joint steering committee under which 12 subcommittees were formed, whereby joint projects for specific businesses are being reviewed and promoted by executive officers and employees from both the Company and Citigroup.

In addition to the announcement already made concerning the “Preparation of Integration of Citibank Securities (Japan) Limited and Nikko Cordial Securities Inc.,” and “Joint Seminars,” in the retail business, and a review of the cooperation between Nikko Cordial Securities and Nikko Citigroup Limited in the institutional business, the Company continues to consider new products, services and possible cooperation between the two groups to enable the Company to provide customers with value added services and convenience.

In other businesses, the Company is considering jointly developing overseas businesses by utilizing Citi’s global network and Nikko’s brand, integrating data centers and building a centralized procurement system through which the Company can benefit from economies of scale based on cooperative administration of management infrastructure.

The feasibility of these projects is being carefully reviewed from various perspectives, including in connection with regulations and necessary regulatory approvals from relevant authorities and announcements will be made promptly when project details are determined.

2. Review of Group Activities and Capital Allocation

Review of strategic alternatives for the merchant banking businesses of Nikko Principal Investments Ltd. (UK) and Nikko Principal Investments Australia Pty Ltd.

As a part of reviewing the activities and capital allocation for the Company and its subsidiaries, the Company is reviewing alternatives relating to the merchant banking businesses of our overseas subsidiaries, Nikko Principal Investments Ltd. and Nikko Principal Investments Australia Pty Ltd., including the possible sale of such overseas subsidiaries (this review does not include the Company’s Japan-based subsidiary, Nikko Principal Investments). Announcements will be made promptly, as required, when the Company makes any further determinations with respect to these matters.

3.	Cancellation of Treasury Stock

The Company has entered into a share exchange agreement (the “Agreement”) with CJH, parent company of the Company, whereby holders of the common shares of the Company will receive common shares of Citigroup Inc., the 100% parent company of CJH, in exchange for the common shares of the Company. Pursuant to the Agreement, the Company is considering cancelling all treasury stock held by the Company and cancelling all treasury stock that the Company acquires hereafter.

Important Notice

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.